FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    January 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

January 29, 2008	By: Cecil Bond Cecil Bond Chief Financial Officer

For Immediate Release: NR 08-03

SECOND DRILL ARRIVES ON CASPICHE GOLD-COPPER PORPHYRY PROPERTY

Vancouver, B. C., January 24, 2008 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports that exploration on its Caspiche project, in the Maricunga region of Chile, will intensify with the arrival of a second diamond drill on the weekend.

The first drill hole for 2008, hole CSD014, was collared 9 metres (“m”) behind reverse circulation percussion (RC) hole CDH-05* drilled in 1997 by previous explorers. CSD014 was designed, in part, to verify the earlier results from CDH-05 and, most importantly, to intersect the favourable porphyry at depth. The hole is currently at a depth of 425 m and continues to intersect porphyry style stockwork mineralization.

Drill hole CDH-05* is reported to have intersected 56 m at a grade of 1.0 gram per tonne (“g/t”) gold from 0 m to 56 m followed by 144 m at a grade of 0.5 g/t gold from 56 m to 200 m with the final 2 m sample returning 0.78 g/t gold and 0.43 percent (%) copper.

Upon completion of drill hole CSD014, Exeter plans to drill CSD015, a step-back hole 150 m from RC drill hole CSDH013 completed by Exeter in early 2007. The new hole is important, as CSDH013 returned a 304 m intersection (reported in Exeter release 07-14 on May 24, 2007) of 0.9 g/t gold from 40 m to 344 m (down hole depth). The final 2 m sample returned 0.8 g/t gold indicating that the mineralization was open to depth.

Hole CSD015 has a planned depth of 650 m and is designed to establish the depth continuity of gold mineralization. Importantly, the use of a diamond core drill (as opposed to the earlier RC drilling) will give the site geologists a far better understanding of the nature and controls of the gold-copper mineralization.

The second rig will drill step-out hole CSD016, located 150 m from historic RC drill hole CDH-03*. CDH-03, drilled to a depth of 326 m, returned a 76 m intersection at 0.5 g/t gold from 28 m to 104 m, a 68 m intersection at 0.4 g/t gold from 104 m to 172 m and a 154 m intersection at 0.6 g/t gold from 172 m to 326 m. The final 2 m of the hole returned an assay of 1.0 g/t gold and 0.29% copper. Drill hole CSD016 has a planned depth of 650 m and will test both the lateral and depth continuity of mineralization intersected by CSDH013.

The first phase of a ground magnetic survey has been completed on the property. The new imagery clearly defines a 1.0 kilometre diameter magnetic high emanating from a deep source that appears to be centred on the mineralization at Caspiche. Additionally, geophysical contractor Zonge of Chile is conducting a resistivity survey over the property. Preliminary results indicate a resistive body coincides with the magnetic high. The survey is due for completion by month end.

To enlarge the above map, please click on it.

Quality Control and Assurance

The assayed mineralization reported for Exeter drill holes is the drill intersection width and may not represent the true width of mineralization. Assay results have been calculated using a 0.5 g/t gold equivalent cut-off grade, with no cutting of high grades. Exeter’s reverse circulation drill samples are collected using a cyclone in two metre intervals; no compositing is undertaken at the rig. Gold samples were prepared and assayed by fire assay (50 gram charge) and ICP-MS used for copper at the ACME laboratory in Santiago, an ISO-9001:2000 certified laboratory. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation drilling.

Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

While the Company has no reason to doubt the accuracy of the historical results from drill holes CDH-03 and CDH-05 presented herein, the Company can provide no assurance as to the accuracy of any such results until they have been confirmed by its own exploration. In addition, these results and the work that generated them, pre-date the enactment of Canadian Securities’ Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and, accordingly, may not meet the requirements of that policy.

* holes drilled by Minera Newcrest Chile Limitada.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina is generating high grade to 'bonanza grade' drilling results from an extensive epithermal vein system, located 130 kilometres (80 miles) east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining.

In Chile, the Company has started a major drilling program on its Caspiche gold porphyry project, located between the Refugio mine (Kinross Mining Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Mining Corp).

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

In 2008, Exeter will drill other gold-silver targets in prospective regions of Patagonian Argentina and Chile. The Company gained a broad foothold in the region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh
President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of its drilling programs and exploration results. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2006, dated April 2, 2007 filed with the Canadian Securities Administrators and available at www.sedar.com . Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS

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